June 27, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

Attention:	Evan Jacobson
Tamara Tangen

Re:	Excel Corporation.
Registration Statement on Form S-l (File No. 333-173702)

Ladies and Gentlemen:

On behalf of Excel Corporation (the “Company”), we are hereby filing Amendment No. 3 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2011 (the “Registration Statement”).  For your convenience, we have enclosed a courtesy package which includes two copies of Amendment No. 1 which have been marked to show changes from the filing of the Registration Statement.

Amendment No. 3 has been revised to reflect the Company’s responses to the comments received by email on June 23, 2011 from the staff of the Commission (the “Staff”) and to update information related to a transaction involving the Company that closed subsequent to the filing of Amendment Number 1.  For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Prospectus Summary

Business Summary, page 5

1.
Please revise your disclosure in the penultimate paragraph of this section to clarify that if V7 LLC fails to commercially exploit the license for a period of ninety days in any product category, the license can be terminated with respect to that category.

Complied with on Page 5

Risk Factors, page 7

2.
Please tell us how you considered including a risk factor discussing the potential risks of negative publicity associated with Mr. Vick and any resulting adverse impact on your business. See Item 503(c) of Regulation S-K.

Complied with by adding risk factor on Page 7

3.
Please tell us how you considered including a risk factor discussing Mr. Vick’s apparent ability to enter into licensing agreements using his name and marks other than V7, including a discussion of any other current licensing agreements. See Item 503(c) of Regulation S-K.

Complied with by adding risk factor on Page 7

Use of Proceeds, page 17

4.
On pages 5 and 27, you state that you plan to use a portion of your offering proceeds to develop V7. Please revise this section to discuss your planned use of proceeds for V7, and quantify the amount of proceeds that will be used, to the extent known. See Item 504 of Regulation S-K.

Complied with by adding disclosure on Pages 5, 17 and 27

Exhibits Index, page 42

5.	Please tell us how you considered whether your 30% ownership interest and management of V7 LLC should be listed in an exhibit filed pursuant to Item 601(b)(21) of Regulation S-K.

Complied with by adding Exhibit 21.1

Kindly feel free to contact me with any questions or comments.

Sincerely,

MEISTER SEELIG & FEIN LLP

Mitchell Lampert